UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports First Quarter 2026 Financial Results

Subscription revenue +14.0% (+4.2% FXN), with GMV up 17.1% (+6.8% FXN)
Non-GAAP income from operations doubled to US$10.6 million, reaching 17.4% margin
Free cash flow doubled to US$13.3 million, reaching 21.9% margin

NEW YORK, May 7, 2026 – VTEX (NYSE: VTEX), the backbone for connected commerce, today announced results for the first quarter of 2026 ended March 31, 2026. VTEX results have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as well as the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “We have embedded AI at the core of VTEX, evolving the platform into the first AI-native commerce suite, one that delivers simplicity, ease of use, and most importantly, tangible and measurable business outcomes for our customers. This is AI with real impact. Leveraging our multi-tenant, cloud-native architecture, our AI-native product suite extends across Commerce, CX, and Ads in ways that improve how brands and retailers operate and grow, while opening new opportunities for VTEX over time. We are executing this strategy with discipline, supported by a solid operating model, as demonstrated by operating profit and free cash flow both doubling year over year.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “Across our customer base, we are seeing a clear shift: from using software to run commerce, to relying on a partner that actively drives growth and operational efficiency. With our AI-native commerce suite, we are helping enterprise customers unlock new revenue streams, operate more efficiently, and execute faster. By embedding AI across our suite, we are expanding our global opportunity while further strengthening our leadership in Latin America.”

First Quarter 2026 Financial Highlights

•
GMV reached US$5.1 billion in the first quarter of 2026, representing a YoY increase of 17.1% in USD and 6.8% on an FX neutral basis.
•
Total revenue increased to US$60.7 million in the first quarter of 2026 from US$54.2 million in the first quarter of 2025, representing a YoY increase of 12.1% in USD and 2.4% on an FX neutral basis.
•
Subscription revenue represented 98.8% of total revenues, reaching US$60.0 million in the first quarter of 2026, from US$52.6 million in the first quarter of 2025. This represents a YoY increase of 14.0% in USD and 4.2% on an FX neutral basis.
•
Non-GAAP subscription gross profit was US$48.9 million in the first quarter of 2026, compared to US$41.6 million in the first quarter of 2025, representing a YoY increase of 17.6% in USD and 5.8% on an FX neutral basis.
o
Non-GAAP subscription gross margin was 81.5% in the first quarter of 2026, compared to 79.0% in the same quarter of 2025.
•
Non-GAAP income from operations was US$10.6 million during the first quarter of 2026, compared to a non-GAAP income from operations of US$5.3 million in the same quarter of 2025.
•
Non-GAAP net income was US$8.1 million during the first quarter of 2026, compared to a non-GAAP net income of US$5.4 million in the same quarter of 2025.
•
Non-GAAP free cash flow was US$13.3 million during the first quarter of 2026, compared to a non-GAAP free cash flow of US$6.6 million in the same quarter of 2025.
•
As of March 31, 2026, our total headcount was 1,147, increasing 0.7% QoQ and decreasing 13.1% YoY.
•
During the first quarter of 2026, 2.5 million Class A common shares had been repurchased pursuant to the share buyback program at an average price of US$3.86 per share for a total cost of US$9.7 million.

First Quarter 2026 Commercial Highlights:

New customers who initiated their operations with us, among others:

•
Cetrogar in Argentina;
•
Armazém Paraíba and Lunelli in Brazil;
•
VPCL in Canada;
•
Home Sentry in Colombia; and
•
HOMYCASA in Portugal.

Existing customers expanding their operations with us by opening new online stores, among others:

•
Whirlpool launched Compra Direta Parceiros in Brazil, its official B2B channel for distributors, resellers, and authorized service centers;
•
Electrolux launched a B2B channel in Chile;
•
Grupo Ikesaki launched EBC Atacado de Beleza in Brazil, its official B2B channel for beauty professionals and resellers;
•
Multilaser launched the official OPPO store in Brazil, expanding the smartphone brand's presence in the country; and
•
Lindt expanded into Chile, adding to its operations in Brazil.

First Quarter 2026 Operational Highlights:

We innovate aligned with our guiding principles. We express our brand through the success of our customers. VTEX key operational highlights this quarter are:

•
A few selected customers, including Amo Beleza, Decathlon, Grupo CVLB and Whirlpool, became early adopters of the VTEX AI Workspace, partnering with VTEX to pioneer a new, agentic model for commerce operations. Leveraging the AI Workspace's command center, these leading retailers are now empowering their business teams to use agents to instantly uncover growth opportunities and orchestrate complex tasks with simple, natural language commands. This seamless workflow allows them to move directly from asking a question to executing a solution within a single interface, achieving a new level of agentic efficiency and turning what previously took weeks into a matter of hours.
•
ADCOS, a Brazilian leader in dermocosmetics, leveraged the VTEX CX Platform to scale its renowned consultative sales model. By deploying an intelligent concierge on WhatsApp, ADCOS became the first Brazilian brand to offer AI-powered skin analysis via uploaded images, providing personalized skincare recommendations directly in the chat. This innovative approach achieved a 94% customer satisfaction (CSAT) score while automating 59% of all digital interactions. With VTEX, ADCOS successfully transformed its expert guidance into a scalable conversion engine, reinforcing its market leadership through a premium, AI-driven customer experience.
•
Home Sentry, a leading Colombian retail chain with 14 large-format stores, partnered with VTEX to scale its digital presence and enhance its B2C operations while simultaneously activating an inbound marketplace to broaden its product assortment with third-party sellers. This approach provided the flexibility needed to manage their unique product catalog while avoiding the operational complexity of running separate systems. The speed and agility of the VTEX platform were critical in enabling the rapid activation of this new, hybrid business model without requiring a complete technological overhaul. This successful launch not only accelerates their ecommerce growth but also positions them as a central marketplace player in the Colombian home goods sector, all managed through a single, efficient platform.
•
Ikesaki, a leader in Brazil's beauty market, expanded its partnership with VTEX to launch a new digital operation for its B2B division, EBC Cosméticos. The primary goal was to digitalize its traditional sales process and expand its reach to professional clients, such as beauty salons, across Brazil, overcoming the geographical limitations of its physical stores. Leveraging VTEX B2B capabilities, EBC created a private, members-only B2B portal. This new digital channel was designed to streamline the purchasing journey for wholesale buyers, featuring a powerful quick-order tool that allows clients to upload spreadsheets for rapid, automated bulk order creation. The platform successfully digitizes a significant portion of the sales that were previously handled manually by sales representatives and telesales. With this strategic launch, Ikesaki has successfully transformed its wholesale model for the digital era.
•
Martí, Mexico's leading sports retailer, partnered with the VTEX CX Platform to transform its fragmented customer support into a unified, AI-powered revenue engine. By deploying an intelligent agent across its digital channels, Martí automated critical commercial journeys like abandoned cart recovery and product discovery, unifying the customer experience under a single layer of data intelligence. This agentic approach allowed Martí to proactively re-engage customers, turning service interactions into sales opportunities. In just two months, the strategy delivered a 280x ROAS and a 32.4% conversion rate from its WhatsApp campaign, proving that a well-executed, automated CX strategy can convert a traditional cost center into a primary driver of profitability.
•
Medley, a company with 30 years of presence in Brazil and a strong track record in the development and production of generic medicines, ran a full-funnel campaign combining an off-site, top-of-funnel strategy for segmented audiences on Globo channels, with a conversion-focused effort that drove traffic to pharmaceutical retailers within the VTEX Ads environment. The campaign was a success, delivering a ROAS above 11x, and is expected to become an always-on campaign given its results.
•
Veterinary Purchasing Company Ltd. (VPCL), a leading Canadian veterinary distributor, partnered with VTEX to launch a sophisticated B2B ecommerce platform designed to meet the industry's stringent regulatory demands. The objective was to create a robust, bilingual solution with advanced security and complex, role-based purchasing controls. Leveraging VTEX's B2B capabilities, VPCL implemented a secure, multi-layered system that restricts the purchase of controlled substances to licensed veterinarians, enforced by a custom rules engine and supported by detailed audit trails. The platform seamlessly manages complex backorders, controlled product allocations, and bilingual experiences for its English and French-speaking clinics. With VTEX, VPCL has successfully deployed a highly specialized digital channel that ensures regulatory compliance and operational excellence, establishing a powerful and scalable foundation to serve the unique needs of Canada's veterinary professionals.
•
Whirlpool, a global leader in home appliances, migrated its complex Brazilian B2B channel, Compra Direta Parceiros, to VTEX to replace a legacy platform and unify its operation on a more agile, scalable foundation. The goal was to support an intricate commercial structure while improving the digital experience for its partners. Leveraging VTEX B2B capabilities, Whirlpool successfully managed its highly sophisticated commercial policies, including complex pricing structures tailored to different partner segments and product categories. The new platform also enabled a specialized purchasing experience and seamless integration with existing backend systems, ensuring a frictionless and efficient process for its partners. With VTEX, Whirlpool seamlessly transitioned its entire B2B user base to a modern architecture, simplifying the management of complex commercial policies and establishing a flexible foundation to support future growth and enhance the partner experience.

Business Outlook

2026 is a transformational year for VTEX as we bring our AI-native commerce vision to life through tangible product innovation. We remain focused on our core growth levers, Global Expansion, B2B, Ads, and AI, while continuing to invest in technology to reaccelerate performance for both VTEX and our customers.

Despite a volatile macro environment, our disciplined execution supports improving profitability and sustained investment in R&D. We are encouraged by the quality of new customer additions, continued expansion within our base, and our strong positioning with global enterprises, reinforcing our confidence in long-term growth and value creation.

For the second quarter of 2026, we are targeting:

•
Subscription revenue to grow at a low-to-mid single digit percentage rate on an FX-neutral year-over-year basis;
•
Gross profit to grow at a mid-single digit percentage rate on an FX-neutral year-over-year basis;
•
Non-GAAP income from operations to be in the high-teens to low-twenties percentage margin; and
•
Free cash flow to be in the high-teens to low-twenties percentage margin.

For the full year 2026, we are now targeting:

•
Subscription revenue to grow at a mid-single digit percentage rate on an FX-neutral year-over-year basis;
•
Gross profit to grow at a high-single digit percentage rate on an FX-neutral year-over-year basis;
•
Non-GAAP income from operations to be in the low-twenties percentage margin; and
•
Free cash flow to be in the low-twenties percentage margin.

Assuming FX rates remain broadly consistent with April's average rates, the FX-neutral growth guidance outlined above would translate into higher reported USD subscription revenue growth, adding approximately 10.3 percentage points in the second quarter and 8.6 percentage points for the full year 2026.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding “Forward-Looking Statements” below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three months ended March 31, 2026 and 2025.

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2026	2025
GMV	5,084.1	4,341.8
GMV growth YoY FXN (1)	6.8%	17.2%
Subscription Revenue	60.0	52.6
Subscription Revenue growth YoY FXN (1)	4.2%	15.0%
Non-GAAP subscription gross profit (2)(4)	48.9	41.6
Non-GAAP subscription gross profit margin (3)(4)	81.5%	79.0%
Non-GAAP income from operations (4)	10.6	5.3
Non-GAAP net income (4)	8.1	5.4
Total number of employees	1,147	1,320

(1)
Calculated by using the average monthly exchange rates for the applicable months during 2025, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2026, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.
(2)
Corresponds to our subscription revenues minus our subscription costs.
(3)
Corresponds to our subscription gross profit divided by subscription revenues.
(4)
Reconciliation of non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-800-715-9871 (Conference ID –7296358–) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding non-GAAP financial metrics

For investor convenience, this document presents certain non-GAAP financial measures. We regularly assess other metrics that are not in accordance with U.S. generally accepted accounting principles (“GAAP”) and are defined as non-GAAP financial measures by the SEC. These measures help us evaluate our business, track performance, prepare financial forecasts, and make strategic decisions. The key metrics we consider include non-GAAP subscription gross profit, non-GAAP income from operations, non-GAAP net income, free cash flow, and FX Neutral measures.

These non-GAAP financial measures, which may differ from similarly titled non-GAAP measures used by other companies, provide supplemental insights into our operating performance. They exclude certain gains, losses, and non-cash charges that occur infrequently or that management considers unrelated to our core operations.

Reconciliation of non-GAAP measures

The following table presents a reconciliation of our non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2026	2025
Subscription revenue	60.0	52.6
Subscription cost	(11.1)	(11.1)
Subscription gross profit	48.8	41.5
Share-based compensation	0.0	0.1
Non-GAAP subscription gross profit	48.9	41.6
Non-GAAP subscription gross margin	81.5%	79.0%

The following table presents a reconciliation of our non-GAAP S&M expenses to S&M expenses for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2026	2025
Sales & Marketing expense	(16.8)	(16.8)
Share-based compensation expense	0.8	0.8
Amortization related to acquisitions	0.4	0.4
Earn out expenses related to acquisitions	0.0	0.3
Non-GAAP Sales & Marketing expense	(15.6)	(15.4)

The following table presents a reconciliation of our non-GAAP R&D expenses to R&D expenses for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2026	2025
Research & Development expense	(17.2)	(14.9)
Share-based compensation expense	1.2	1.0
Amortization related to acquisitions	0.2	0.1
Earn out expenses related to acquisitions	—	0.2
Non-GAAP Research & Development expense	(15.9)	(13.5)

The following table presents a reconciliation of our non-GAAP G&A expenses to G&A expenses for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2026	2025
General & Administrative expense	(8.2)	(9.0)
Share-based compensation expense	2.1	2.5
Amortization related to acquisitions	0.0	0.0
Non-GAAP General & Administrative expense	(6.1)	(6.5)

The following table presents a reconciliation of our non-GAAP income from operations to income (loss) from operations for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2026	2025
Income from operations	5.8	(0.2)
Share-based compensation expense	4.1	4.5
Amortization related to acquisitions	0.6	0.5
Earn out expenses related to acquisitions	—	0.5
Non-GAAP income from operations	10.6	5.3

The following table presents a reconciliation of our non-GAAP net income to our net income provided for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2026	2025
Net income	4.1	0.9
Share-based compensation expense	4.1	4.5
Amortization related to acquisitions	0.6	0.5
Earn out expenses related to acquisitions	—	0.5
Income taxes related to non-GAAP adjustments	(0.7)	(1.0)
Non-GAAP net income	8.1	5.4

The following table presents a reconciliation of our free cash flow to net cash provided by operating activities for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2026	2025
Net cash provided by operating activities	13.4	6.7
Acquisitions of property and equipment	(0.1)	(0.1)
Free Cash Flow	13.3	6.6

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months ended March 31, 2026:

	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	1Q26	1Q25	% Change	1Q26	1Q25	% Change
Subscription revenue	60.0	52.6	14.0%	54.8	52.6	4.2%
Services revenue	0.7	1.6	(53.7%)	0.7	1.6	(56.5%)
Total revenue	60.7	54.2	12.1%	55.5	54.2	2.4%
Gross profit	48.5	41.0	18.2%	43.6	41.0	6.4%
Income from operations	5.8	(0.2)	n/a	4.5	(0.2)	n/a

The financial information in this press release has not been audited. Numbers have been calculated using whole amounts rather than rounded amounts. This might cause some figures not to total due to rounding.

About VTEX

VTEX (NYSE: VTEX) is the AI-native commerce suite designed for CIOs and CEOs, focused on driving operational efficiency. Evolving from software into a connected platform, VTEX unifies a multi-product ecosystem—comprising a Commerce platform (VTEX Commerce Platform), an Ads platform (VTEX Ads Platform), and an AI conversational platform (VTEX CX Platform)—to deliver solutions such as B2C Omnichannel, B2B commerce, agent-assisted customer service, WhatsApp Store, distributed OMS, marketplace enablement, and advertising solutions. This architecture enables brands and retailers to eliminate friction, orchestrate operations, and accelerate profitable growth.

Trusted by approximately 2,200 customers—including Carrefour, Colgate, OBI, Stanley Black & Decker, KitchenAid, Whirlpool, and Electrolux—across 44 countries, VTEX brings the best of Brazilian engineering to the global market. For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX

Condensed consolidated interim statements of operations

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended (unaudited)
	March 31, 2026	March 31, 2025
Subscription revenue	59,962	52,580
Services revenue	734	1,585
Total revenue	60,696	54,165
Subscription cost	(11,132)	(11,080)
Services cost	(1,113)	(2,103)
Total cost	(12,245)	(13,183)
Gross profit	48,451	40,982
Operating expenses
General and administrative	(8,180)	(9,035)
Sales and marketing	(16,771)	(16,847)
Research and development	(17,248)	(14,868)
Other losses	(408)	(429)
Income (loss) from operation	5,844	(197)
Other income (expense), net	(1,762)	1,637
Income before income tax	4,082	1,440
Total income tax	(31)	(579)
Net income for the period	4,051	861
Less: net income (loss) attributable to non-controlling interest	(10)	3
Net income attributable to controlling shareholders	4,061	858
Earnings per share
Basic earnings per share	0.024	0.005
Diluted earnings per share	0.023	0.005

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	March 31, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	16,786	15,744
Marketable securities	176,927	176,357
Trade receivables	52,325	61,601
Recoverable taxes	6,508	6,716
Deferred commissions	2,142	2,021
Prepaid expenses and other current assets	7,753	5,066
Total current assets	262,441	267,505

Non-current assets
Equity investments	9,649	9,649
Trade receivables	3,504	6,218
Deferred tax assets	13,287	11,765
Recoverable taxes	5,485	5,050
Deferred commissions	4,775	5,025
Prepaid expenses and other non-current assets	893	1,151
Right-of-use assets	2,331	2,751
Property and equipment, net	3,148	3,245
Intangible assets, net	7,650	7,949
Goodwill	27,156	26,324
Total non-current assets	77,878	79,127
Total assets	340,319	346,632

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	March 31, 2026	December 31, 2025
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	29,270	36,216
Taxes payable	6,295	7,263
Lease liabilities	1,513	1,635
Deferred revenue	38,435	37,931
Other current liabilities	8,383	4,918
Total current liabilities	83,896	87,963

Non-current liabilities
Accounts payable and accrued expenses	2,491	3,602
Taxes payable	157	161
Lease liabilities	952	1,249
Accounts payable from acquisition of subsidiaries	1,577	1,449
Deferred revenue	17,365	17,743
Deferred tax liabilities	535	589
Other non-current liabilities	317	317
Total non-current liabilities	23,394	25,110
EQUITY
Common stock: $0.0001 par value, 21,000,000,000 shares authorized Class A: 90,536,615 and 92,576,749 issued; 90,454,170 and 92,576,749 outstanding. Class B: 80,356,730 and 80,416,730 issued and outstanding	17	17
Additional paid-in capital	315,851	321,976
Accumulated other comprehensive income	2,831	1,307
Accumulated losses	(85,743)	(89,804)
Equity attributable to VTEX’s shareholders	232,956	233,496
Non-controlling interests	73	63
Total shareholders’ equity	233,029	233,559
Total liabilities and equity	340,319	346,632

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended
	March 31, 2026	March 31, 2025
Income for the period	4,051	861
Adjustments for:
Depreciation and amortization	872	723
Deferred income tax	(1,010)	379
Loss on disposal of rights of use, property, equipment, and intangible assets	8	5
Expected credit losses from trade receivables	281	320
Share-based compensation	3,910	4,191
Gain on investments and other financial instruments, net	1,629	(4,652)
Others and foreign exchange, net	409	3,080
Change in operating assets and liabilities
Trade receivables	13,793	5,642
Recoverable taxes	168	1,635
Prepaid expenses and other assets	(2,306)	(306)
Accounts payable and accrued expenses	(8,781)	(6,164)
Operating leases	(490)	(395)
Taxes payable	(1,179)	24
Deferred revenue	(856)	(1,359)
Other liabilities	2,866	2,718
Net cash provided by operating activities	13,365	6,702
Cash flows from investing activities
Purchase of marketable securities and equity investments	(17,483)	(59,380)
Sales and maturities of marketable securities and equity investments	17,145	73,955
Acquisition of subsidiaries net of cash acquired	—	(3,678)
Acquisitions of intangible assets	(480)	—
Acquisitions of property and equipment	(85)	(67)
Derivative financial instruments	(1,728)	290
Net cash provided by (used in) investing activities	(2,631)	11,120
Cash flows from financing activities
Proceeds from the exercise of stock options	5	7
Net-settlement of share-based payment	(376)	(659)
Buyback of shares	(9,714)	(15,054)
Payment of loans and financing	—	(47)
Net cash used in financing activities	(10,085)	(15,753)
Net increase in cash and cash equivalents	649	2,069
Cash and cash equivalents, beginning of the period	15,744	18,673
Effect of exchange rate changes	393	343
Cash and cash equivalents, end of the period	16,786	21,085
Supplemental cash flow information:
Cash (paid) refunded for income taxes	(95)	290
Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	—	75
Unpaid amount related to business combinations	129	383
Unpaid amount related to intangible assets acquisitions	102	1,298
Transactions with non-controlling interests	20	9

Contact

Julia Vater Fernández

VP of Investor Relations

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 7, 2026

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer